

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Youyi Zhu
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

      Re: China Natural Resources, Inc.
          Form 20-F for Fiscal Year Ended December 31, 2021
          File No. 000-26046

Dear Youyi Zhu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation